UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.4)*

Stein Roe Floating Rate Limited Liability Company.
(Name of Issuer)

Limited Liability Company Interests
(Title of Securities)

85842R103
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)


*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85842R103

1.  Name of Reporting Person
    I.R.S. Identification Number of Above Person
    (entities only)
            LIBERTY-STEIN ROE INSTITUTIONAL FLOATING RATE INCOME FUND TAXPAYER I.D. #36-4251183

2.  Check the appropriate box if a member of a group
     Not applicable

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Massachusetts Business Trust

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                      $ 88,567,012 value of interests

6.  Shared voting power                       None

7.  Sole dispositive power                 $ 88,567,012  value of interests

8.  Shared dispositive power               None

9.  Aggregate amount beneficially owned by each reporting
person                                     $ 88,567,012  value of interests

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   22.62%

12. Type of Reporting Person                    IV


Item 1(a).  Name of Issuer:  Stein Roe Floating Rate Limited Liability Company.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                One South Wacker Drive
                Suite 3300
                Chicago, IL 60606

Item 2(a).  Name of Person Filing:
                LIBERTY-STEIN ROE INSTITUTIONAL FLOATING RATE INCOME FUND

Item 2(b).  Address of Principal Business Office:
                 One South Wacker Drive
                 Chicago, IL 60606

Item 2(c).  Citizenship:    Massachusetts Business Trust

Item 2(d).  Title of Class of Securities:  Limited Liability Company Interests

Item 2(e).  CUSIP Number 85842R103

Item 3.  If this statement is filed pursuant to Sec.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (e) [XX] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 90a-8)


Item 4.  Ownership:
         (a)  Amount beneficially owned by the Reporting Person:
                $88,567,012  value of interests

         (b)  Percent of Class:  22.62%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
                                               $88,567,012  value of interests

              (ii) shared power to vote or to direct the vote:     None

              (iii) sole power to dispose or to direct the disposition:
                                            $88,567,012  value of interests

              (iv) shared power to dispose or to direct the disposition of:
                                None

Item 5.  Ownership of Five Percent or Less of a Class:
                Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
              Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003

LIBERTY-STEIN ROE INSTITUTIONAL FLOATING RATE INCOME FUND

By:  /s/ Jean Loewenberg
       Jean Loewenberg
       Secretary